[Simpson Thacher & Bartlett LLP letterhead]

April 8, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention:  Ms. Nudrat Salik

Re:	Rockwood Holdings, Inc.
Registration Statement on Form S-1
Filed February 11, 2005
File No. 333-122764

Dear Ms. Salik:

On behalf of Rockwood Holdings, Inc. (the “Company”), we are providing the following responses to the comments contained in the comment letter from the Staff of the Commission dated April 7, 2005, relating to the Company’s Registration Statement on Form S-1 (the “S-1”) and the Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) of Rockwood Specialties Group, Inc. (“Group”).  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Note 8.  Taxes on Income, page F-23

1.                                       We note your response to prior comment 4.  Your response indicates that your projected future taxable income is sufficient positive evidence to counteract negative evidence created by your cumulative losses in recent years.  We believe that since you have suffered recent losses, realization of deferred tax assets is difficult to support if it is primarily dependent on a forecasted, but not yet demonstrated turnaround to operating profitability.  Because of the weight given to recent cumulative losses, we do not believe that you have demonstrated that you have positive evidence of sufficient quality and quantity to counteract the negative evidence associated with cumulative losses in recent years.

As of December 31, 2003, the Company continued to believe, based on the weight of the available evidence, that no valuation allowance was required for the deferred tax asset recognized related to the U.S. Federal net operating loss carryforwards for the reasons set forth in the response letters dated March 23, 2005 and April 1, 2005.  The Company respectfully informs the Staff that it continues to believe that its position is supported by positive objectively verifiable evidence of sufficient quality and quantity to counteract the negative evidence presented by the cumulative losses.  Furthermore, the Company believes that its results of operations for the six months ended June 30, 2004, during which it generated positive taxable income, solidly demonstrated its ability to generate operating profitability.

The National Office of the Company’s independent auditors, Deloitte & Touche LLP, has reviewed the Company’s analysis supporting management’s judgment regarding the realization of the net operating loss carryforwards and concluded that the Company’s judgment that the positive evidence outweighed the negative evidence was reasonable and in accordance with SFAS 109, Accounting for Income Taxes.

The Company respectfully requests an opportunity to discuss this matter with the Staff.  In particular, the Company would welcome the opportunity to explain why it was appropriate for it to adjust future taxable income to factor in an increase in sales of environmentally advanced chemical alkaline copper quaternary (“ACQ”).  Specifically, ACQ offers wood preservation efficacy similar to chromated copper arsenate (“CCA”), but unlike CCA, contains neither chrome nor arsenic.  In February 2002, the Environmental Protection Agency announced a voluntary decision by CCA manufacturers to amend their registrations for CCA to limit use of CCA-treated lumber in most residential settings.  In March 2003, the EPA formally amended the registrations for CCA prohibiting, effective December 31, 2003, CCA treatment of wood for use in most residential settings.  This amendment resulted in the conversion of approximately 90% of the water-borne preservative use in the United States from CCA to ACQ at the end of 2003.  Given the scope of the conversion, the amendment was a transformative event for the Company’s Performance Additives segment and the industry as a whole.

At the time of the February 2002 announcement, the Company had already been selling its ACQ chemicals in the United States for nine years.  Consequently, it had a broad understanding of the customers, demand and margins.  Based on this market knowledge, the Company assessed the size of the future market and decided to invest $8.2 million in capital expenditures to increase its capacity for producing ACQ.  Management requested Board of Director approval of this investment at the time of the voluntary amendment in February 2002 — in advance of the formal EPA amendment in March 2003 and related effective date in December 2003 — because management knew the manufacturing facility had to be fully operational by the end of the third quarter 2002 to meet the seasonal demand during the 2003 transition year that management expected, based on its market knowledge.  To enable the Company to respond to this critical change in the Company’s business, the Company’s Board of Directors approved this significant capital expenditure at its February 6, 2002 meeting.

In considering the evidence of future income presented by the expected ACQ income, the Company analyzed the monthly sales of ACQ during the twelve months ended December 31, 2003.  The data (on both a dollar and volume basis) showed that the conversion from CCA to ACQ was occurring precisely as the Company expected and that its expectations of future sales of ACQ were reasonable.  Specifically, there was a steady increase during the first seven months of 2003, a seasonal decrease during the subsequent four months (which, at the lowest level, was still above the highest levels achieved in 2002), and a significant increase during December 2003 (in connection with the effective date).  Furthermore, the Company knew that the major retailers of treated wood, such as Home Depot and Lowe’s, had not yet begun their conversion to ACQ products and would do so starting in January 2004, after the effective date.  Based on the expected strong growth in sales of ACQ, the Company set its 2004 budget, including management bonus targets.  The Company is providing to the Staff as a supplement to this letter a detailed presentation of the Company’s analysis of the impact of the ACQ substitution on its future taxable income.

The Company believes that it has applied the guidance required by SFAS 109 in its consideration of future taxable income and other available evidence in assessing the realization of U.S. jurisdiction net operating loss carryforwards.  In summary, the Company’s consideration of future U.S. taxable income was projected based on its three-year annualized cumulative historical book loss (significant negative evidence).  In considering future taxable income at the time of its assessment, the Company did not adjust annualized historical book losses to reflect its expectations regarding growth in demand, margins and market penetration, all of which support the investment of capital within its businesses, because it did not believe they would constitute a source of verifiable positive evidence.  As noted in the April 1, 2005 response letter, the Company’s 2003 projection of future taxable income, prepared for purposes of evaluating realization of its U.S. tax net operating loss carryforwards, schedules out the following sources of taxable income (loss):

($ in millions)

U.S. jurisdiction historical three-year cumulative book loss	($127.0)
Reduced by 2001 restructuring charge upon KKR acquisition	9.7
Reduced by 2003 debt refinancing costs	38.3
Budgeted improvements in operations and lower financing costs	—
Total	(79.0)
Three-year annualized historical net loss	($26.3)

Origination and reversal of PIK interest on loans (not deductible)	$19.6
Net effect of ACQ product sale increases recognized in the first two months of 2004, scheduled without adjustment for projected
growth to be realized from plant expansion and full market
effect of EPA changes (steady state extrapolation of historical
data)	$27.0
Annualized projected U.S. taxable income	$20.3

In summary, the Company continues to believe, based on the weight of the available evidence described above, that no valuation allowance was required in the U.S. jurisdiction for the net deferred tax asset recognized at December 31, 2003.

Note 11.  Stock-Based Compensation, Page F-29

2.                                       We note your response to prior comment 9.  In order to understand what information was provided to and considered by DLJMB in determining that the $500 per share was a reasonable price, please address the following:

•         Please tell us what specific financial information was given to DLJMB when negotiating the price of $500;

•         Please provide us with a summary of the forecasts given to DLJMB, which should include sales, gross profit, operating income, and net income;

•         Please tell us whether the forecasted results of operations for the year ended December 31, 2004 were consistent with the actual results of operations for the year ended December 31, 2004.  Please explain any significant differences; and

•         Please tell us whether there have been any significant changes to your forecasts since providing them to DLJMB.  If so, provide us with a summary of your most recent forecasts, which should include sales, gross profit, operating income, and net income, and explain any significant differences.

As noted in the April 1, 2005 response letter, the Company respectfully informs the Staff that prior to its investment, DLJMB performed extensive business, financial and legal due diligence on Rockwood and participated in the due diligence of the Dynamit Nobel businesses.  In total, DLJMB was given a tremendous volume of information over several months.  This information included, but was not limited to, historic Rockwood sales and Adjusted EBITDA on a consolidated and segment basis for 2001, 2002 and 2003, which the Company is providing as a supplement to this letter.  The Company is also providing as a supplement to this letter a summary of the combined forecast representing the expected impact as a result of the Dynamit Nobel acquisition that was developed in conjunction with DLJMB.  The supplements are excerpts from the Board of Directors meeting held in December 2003 and the model for the combined company as of May 2004, respectively.

Forecasted results of operations for the year ended December 31, 2004 were consistent with the actual results of operation for this period.  For example, the Company forecasted 2004 pro forma combined Adjusted EBITDA of $498.0 million.  Actual 2004 pro forma combined Adjusted EBITDA was $520.0 million.  However, $7.0 million of this $520.0 million was generated by the Johnson Matthey pigments and dispersions business the Company acquired on September 1, 2004, and therefore should be excluded for purposes of evaluating the consistency between forecasted results of operations and actual results of operations.  In summary, actual Adjusted EBITDA was only $15.0 million more than forecasted, or 3.0% higher, and most of that increase is attributable to currency fluctuations.

Subsequent revisions of the Company’s forecasts reflect the Company’s acquisition of the Johnson Matthey pigments and dispersions business, the Groupe Novasep combination and currency adjustments (earlier forecasts used €1.00=$1.20 and revised forecasts use €1.00=$1.30).  However, these adjustments did not result in significant changes to the forecast.  The Company respectfully informs the Staff that its forecast for 2005 through 2009 are, in fact, in line with the Company’s 2004 forecast, except as noted above.

3.                                       We note your response to prior comment 10.  Your response indicates that you believe your common stock value increased from $500 per share at November 30, 2004 to a range of $850 to $1050 in an approximately four month period primarily due to your decision to pursue an initial public offering in the United States.  Though the AICPA’s Practice Aid on the “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” indicates that it may be appropriate to assume an increase in value due to marketability provided by an initial public offering, it is not clear how you determined that a 70% to 100% increase in value is a reasonable estimate.  Please further advise.

With respect to the reasonableness of the increase in fair value from $500 per share at November 30, 2004 to the currently expected $850 to $1,050 per share in an initial public offering, the Company will first address why it continues to believe the fair value at November 30, 2004 was $500 per share and then address why it continues to believe the fair value upon the successful completion of its initial public offering, approximately six months later, will be $850 to $1,050 per share.

A Deloitte & Touche LLP valuation specialist has reviewed the Company’s valuation considerations and methodologies and concluded that the Company’s determination of fair value using a retrospective valuation as of November 30, 2004 was reasonable.  In addition, the National Office of Deloitte & Touche LLP has been involved in discussions and reviewed certain of the Company’s responses on this matter.

$500.  The Company continues to believe that the fair value of its common stock was $500 per share during the Fall 2004 when it sold shares of common stock and granted options to purchase common stock to members of its management and certain other employees.  As noted in the March 18, 2005 and April 1, 2005 response letters, at the time the shares of common stock were sold and the stock options were granted, the Company’s Board of Directors believed that the $500 per share price paid by DLJMB provided overwhelming evidence of the fair value.  At $500 per share, with a combined enterprise value of $3,848.4 million, $513.0 million in pro forma LTM Adjusted EBITDA and 1,471,693 shares outstanding, the Company was valued at 7.5x pro forma LTM Adjusted EBITDA at July 31, 2004 (the date of consummation of the Dynamit Nobel acquisition).

The Company respectfully informs that Staff that it further believed that the fair value did not change from July 31, 2004 to November 30, 2004 primarily because all indicia of fair value were neutral or negative.  Specifically, among other things, (a) the operations and prospects of the Company had not changed in any material respect since the consummation of the acquisition; (b) the Company’s performance was below budget, despite strong performances by the historic Rockwood businesses, because the acquired Dynamit Nobel businesses failed to meet budgeted Adjusted EBITDA; (c) pro forma LTM Adjusted EBIDTA was essentially flat (increasing only 1.4%) from July 31, 2004 to November 30, 2004; and (d) the Company’s net debt levels increased 8.7% from July 31, 2004 to November 30, 2004, decreasing the residual equity value.  In addition, as a result of the acquisition of the Johnson Matthey pigments and dispersions business on September 1, 2004, the Company strengthened its European revenue base, further solidifying its market profile as a European business.  Accordingly, the Company believes that it continued to be valued at 7.5x pro forma LTM Adjusted EBITDA throughout this period.

$850 to $1,050.  The Company continues to believe that the increase in fair value expected in connection with a successful completion of its initial public offering (currently expected to occur approximately six months after the sales of common stock and grants of stock options were substantially completed) is reasonable.  Per the AICPA technical practice aid paragraph 113, “The ultimate IPO price itself is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.”

The Company believes that the change in applicable trading multiple that will result from the completion of the initial public offering is the primary reason for the increase in value.  As discussed in the March 18, 2005 and April 1, 2005 response letters, management did not have initial discussions with KKR and DLJMB to consider an initial public offering until December 14, 2004.  Prior to that date, management expected that the earliest the initial public offering process would commence was Fall 2005.  Consequently, prior to December 14, 2004, the Company continued to apply the 7.5x pro forma LTM Adjusted EBITDA multiple in determining fair value.  Accordingly, as noted in the March 18, 2005 response letter, using this valuation approach, the fair value was $520 per share at November 30, 2004.

The Company believes that only after December 14, 2004 could it begin to take the trading multiples of U.S. public chemical companies into consideration in determining the fair value of its common stock.  However, even then, it could not determine which trading multiples were relevant.  Only after Celanese Corporation’s successful completion of its initial public offering on January 26, 2005 could it expect to be valued at multiples at the levels of U.S. public specialty chemicals companies.  Specifically, Celanese is similar to the Company in that also has significant operations in Germany and a similar geographic breakdown of revenues.  At the time it was acquired and delisted from the Frankfurt Stock Exchange, the Celanese shares traded at approximately 5.2x estimated 2004 Adjusted EBITDA.  At the time of listing on the New York Stock Exchange nine months later, the Celanese shares traded at approximately 6.7x estimated 2004 Adjusted EBITDA.  The Company believes that this 29% increase in the trading multiple was evidence that the multiple valuation discount commonly applied in the European markets would not apply in the U.S. markets.  Consistent with the Celanese transaction, the Company’s underwriters estimated in February 2005 that the appropriate trading multiple would be 9.0x.  This 9.0x multiple is also consistent with what other public U.S. specialty chemicals companies currently trade at, according to the underwriters.  If the Company had calculated its per share value on November 30, 2004 using a multiple of 9.0x instead of 7.5x, it would have been $1,050 per share, which would have been a 110% increase.  However, for the reasons stated above, the Company believes 7.5x was the appropriate multiple at November 30, 2004.

In addition, the Company believes that factors such as the successful completion of the integration of the Dynamit Nobel businesses and the successful completion of the Groupe Novasep combination have increased the fair value of the Company’s common stock.  For example, Groupe Novesep is expected to generate approximately $16 million of Adjusted EBITDA in 2005.  The Company further believes that the increase in liquidity that will result from the completion of the initial public offering, together with the change in valuation multiples and the factors identified in the preceding sentence, more than explains the 70% to 100% increase represented by the increase from $500 per share to $850 to $1,050 per share.  The Company will provide clear and transparent disclosure regarding the above matters in Amendment No. 1, as recommended by the AICPA Practice Aid.

The Company respectfully further notes that the currently expected range is simply an estimate.  The Company cannot know if this level of increase in fair value is attainable until it actually completes its initial public offering, which is not assured.

Finally, the Company respectfully informs the Staff that the impact of a $50 increase in fair value per share for the options granted, starting on October 29, 2004, would result in a total compensation expense of $1.96 million, or $392,000 per year over a five-year vesting period.  The Company believes that such an impact is not considered material, on a quantitative or qualitative basis, to the underlying financial statements taken as a whole pursuant to SAB 99.

ROCKWOOD SPECIALTIES GROUP’S

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Comment applicable to your overall filing

4.                                       Please address the comments above in the future filings of Rockwood Specialties Group, as applicable.

 The Company respectfully informs the Staff that it will address all applicable comments in the future filings of Group.

Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm with any questions if you wish to discuss the above responses.

Very truly yours,

/s/ Roxane F. Reardon

Roxane F. Reardon

Copies to:
Rufus Decker — Securities and Exchange Commission
Lesli Sheppard — Securities and Exchange Commission
Thomas J. Riordan — Rockwood Holdings, Inc.
William Calder — Deloitte & Touche LLP